*AB 3/7

13013380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

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SEC FILE NUMBER
8 – 45136

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 AND ENDING DECEMBER 31, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

AUERBACH GRAYSON AND COMPANY LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

25 WEST 45TH STREET – 16TH Floor

NEW YORK,	**NEW YORK**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID S. GRAYSON, Managing Member **(212) –557 - 4444**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2013
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1410 (06-02)

OB
3/11/13

OATH OR AFFIRMATION

I, ***DAVID S. GRAYSON***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***AUERBACH, GRAYSON & COMPANY LLC. as of Dec 31, 2012***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x ______________________
Signature

President / CCO
Title

x ______________________
Notary Public

SHARON GAVIRIA
Notary Public, State of New York
No. 01GA6171383
Qualified in Nassau County
Commission Expires 07/23/2015

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condifon with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

AUERBACH GRAYSON AND COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

AUERBACH GRAYSON AND COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash and cash equivalents	$ 640,421
Securities owned - at market value (Note 3)	13,000
Due from clearing broker	419,901
Commissions receivable	678,645
Prepaid expense	135,406
Equipment, leasehold improvements and organization expense - net of accumulated depreciation and amortization of $785,589 (Note 2d and 4)	79,119
Other assets	304,522
Total assets	$2,271,014
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	1,096,507
Total liabilities	1,096,507
Commitments and Contingencies (Notes 5 and 7)	
Capital (Note 8)	1,174,507
Total liabilities and capital	$2,271,014

The accompanying notes are an integral part of this statement.

AUERBACH GRAYSON AND COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1- Nature of Business

Auerbach Grayson and Company LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary business is to provide direct execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers, in accordance with the Securities Exchange Act Rule 15a-6.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Securities owned or sold by the Company are stated at quoted market values. The resulting difference between cost and market is included in operations.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

d) ***Depreciation and Amortization***
Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Organization expense is amortized over five years using the straight-line method.

AUERBACH GRAYSON AND COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 2- Summary of Significant Accounting Policies (Continued)

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Subsequent Events***

The company has evaluated events and transaction that occurred between December 31, 2012 and February 5, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Fair Value Measurements

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2012:

		Fair Value Measurements Using		
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$13,000	$13,000	$ -0-	$-0-

Note 4- Property, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2012 are summarized as follows:

Furniture and Equipment	$572,991
Leasehold Improvements	291,717
	864,708
Less: Accumulated depreciation	(785,589)
	$79,119

Note 5- Commitments and Contingencies

Office Lease
The Company leases office space pursuant to a lease agreement expiring July 31, 2015. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next three years are as follows:

Year	Amount
2013	577,166
2014	606,385
2015	353,725

The Company has established a letter of credit that expires August 1, 2015, in the amount of $121,388. As of December 31, 2012, none of this amount has been drawn upon by the Company.

Note 6- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution, up to 5% of the eligible compensation. For the year ended December 31, 2012, the Company contributed $92,674. The Company's liability to the plan for the year ended December 31, 2012 was $-0-.

Note 7- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-U.S. broker/dealers pursuant to the provisions of paragraph (k) (2) (I) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of

Note 7- Financial Instruments with Off-Balance Sheet Credit Risk (continued)

customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company's net capital of $573,641 was $473,641 in excess of its required net capital of $100,000. The Company's net capital ratio was 168.029%.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Auerbach Grayson & Company
25 West 45th Street
New York NY 10036

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Auerbach Grayson & Company, (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Auerbach Grayson & Company, as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 5, 2013